

05040796

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2004 (MM/DD/YY) AND ENDING January 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O'Brien & Shepard, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)



SEC MAIL PROCESSING
RECEIVED
MAR 31 2005
WASH. D.C. 179 SECTION

661 Palisades Avenue
(No. and Street)

Englewood Cliffs (City) NJ (State) 07632 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey Flaster (201) 569-4545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TODMAN & CO., CPA's P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway (Address) New York (City) NY (State) 10271 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



PROCESSED
APR 25 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Flaster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of O'Brien & Shepard, Inc., as of January 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title

MARK J SHULMAN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Aug. 2, 2005



3/21/05

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

I, **JEFFREY FLASTER**, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of **O'BRIEN & SHEPARD, INC.**, as of January 31, 2005, are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions.



(Signature)



(Title)

MARK J SHULMAN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Aug. 2, 2005



(Notary Public)

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O'BRIEN & SHEPARD, INC.

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2005

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Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
O'Brien & Shepard, Inc.
661 Palisades Avenue
Englewood Cliffs, NJ 07632

We have audited the accompanying statement of financial condition of O'Brien & Shepard, Inc. as of January 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of O'Brien & Shepard, Inc. as of January 31, 2005, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPAs, P.C.

New York, New York
March 16, 2005

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O'BRIEN & SHEPARD, INC.
STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2005

ASSETS

Cash and cash equivalents	$ 44,299
Receivable from brokers	158,694
Property and equipment, less accumulated depreciation and amortization of $331,097	24,487
Other assets	22,192
Total assets	$ 249,672

LIABILITIES, SUBORDINATED LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses and accounts payable	$ 32,391
Total liabilities	32,391
Liabilities subordinated to claims of general creditors	
Subordinated loan	150,000
Commitments	
Stockholders' equity	
Common stock - no par value, voting Authorized: 2,500 shares Issued and outstanding: 225 shares	75,000
Common stock - no par value, non-voting Authorized: 500 shares Issued and outstanding: 25 shares	100,000
Retained earnings	(107,719)
Total stockholders' equity	67,281
Total liabilities, subordinated liabilities and stockholders' equity	$ 249,672

The accompanying notes are an integral part of these financial statements.

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O'BRIEN & SHEPARD, INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2005

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

O'Brien & Shepard Inc. (the "Company") is a New Jersey corporation formed for the purpose of conducting business as a brokers-broker in municipal securities. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of broker-dealer customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

(b) Revenue Recognition

Commission revenues and expenses are recorded on a settlement-date basis, generally the third business day after trade date. There is no material difference between the trade and settlement dates.

(c) Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(d) Depreciation and Amortization

Property and equipment are recorded at cost, net of accumulated depreciation and amortization. Equipment is being depreciated using an accelerated method over the estimated useful life of each asset. Leasehold improvements are amortized over the lesser of the estimated economic life or the remaining term of the lease. Depreciation and amortization amounted to $10,000 for the year ended January 31, 2005.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), *Accounting for Income Taxes* which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Note 2 - Income Taxes (Continued)

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company has approximately $215,000 of losses and has elected to carry forward these losses for the next 15 years.

Note 3 - Subordinated Liabilities

The Company has a subordinated loan from a stockholder for $150,000 which bears interest at 10% per annum which matures on March 31, 2005. The subordination borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The subordinated borrowing has been converted to a three-year equity subordination agreement and the Company has submitted the document to the NASD for approval.

Note 4 - Lease Commitment

The Company leases office space under a one-year lease which expires November 30, 2005. The remaining rental payments approximate $44,000 for the period ending November 30, 2005.

Note 5 - Net Capital Requirements

The Company is subject to the SEC's net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At January 31, 2005, the Company had net capital, as computed under the rule, of $170,603, which was $165,593 in excess of the required amount. The Company's net capital ratio was 19.0%.

Note 6 - Financial Investments with Off-Balance-Sheet Risk

The Company on a fully-disclosed basis deals with other municipal brokers. Should the counterparties fail to deliver the securities, the Company may be required to purchase identical securities on the open market at prices different from the contract value. The Company monitors the credit standing of each broker with which it conducts business.

A copy of the Company's statement of financial condition, as at January 31, 2005, pursuant to SEC rule 17a-5, is available for examination at the Company's main office and the regional office at the SEC.

O'BRIEN & SHEPARD, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
JANUARY 31, 2005

Net capital			
Stockholders' equity			$ 67,281
Subordinated liabilities			150,000
Total			217,281
Deductions and/or charges			
Non-allowable assets			
Property and equipment - net			24,487
Other assets			22,192
Total			46,679
Net capital			170,603
Less: Minimum net capital requirement, greater of 6 2/3% aggregate indebtedness or $150,000			5,000
Remainder: Capital in excess of all requirements			$ 165,603
Capital ratio (maximum allowance 1500%)			
Aggregate indebtedness*	$ 32,391	= 19.0%	
Divided by: Net capital	$ 170,603		
*Aggregate indebtedness			
Accrued expenses and accounts payable			$ 38,391

There were no material variances between this computation of net capital under rule 15c3-1 and the Registrant's computation filed with Part 11A, Form X-17A-5. Accordingly, no reconciliation is required.

See independent auditors' report.

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